Exhibit 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
New Ultra Deepwater Discovery in the Republic of the Congo
Paris — March 21, 2006 — Total announces an oil discovery in the Mer Très Profonde Sud (MTPS) block, located around 180 kilometres southwest of Pointe Noire in the Republic of the Congo.
Drilled in 1,970 metres of water to a total depth of 3,370 metres, the Aurige Nord Marine 1 exploration well tested at 4,970 barrels of oil per day. The potential of the well is currently being assessed.
Awarded in May 1997, the MTPS block extends over more than 5,000 square kilometres, with water depths ranging from 1,300 to 3,000 metres. Total, through its subsidiary Total E&P Congo, is the operator with a 40% interest, alongside partners Eni (30%) and Esso Exploration and Production Congo (Mer Très Profonde Sud) Limited (30%).
Aurige Nord Marine 1 is the third oil find in the block, following Andromède Marine 1 in 2000 and Pégase Nord Marine 1 in 2004. These three discoveries may form the basis for a future development.
Total has a solid position in the Republic of the Congo, where it is the leading oil producer and biggest foreign investor. In 2005, the Group’s equity production in the country averaged 95,000 barrels per day.
* * * * * *
Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com